Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of the meeting of the Board of Directors held on October 8, 2008

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF BOARD OF DIRECTORS MEETING (11/2008)

Date, Time and Place :

October 08, 2008, 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Present:
Members of the Board of Directors, duly signed below.

Discussed and approved Matters:

The members of the Board of Directors evaluated and discussed the Company’s financial position, including its cash and debt management policy, its projected cash flow and initiatives related to the current financial markets scenario. Subsequently, the members of the Board of Directors received an update about the implementation and outlook of the Oxiteno’s oleochemicals plant.

Once there were no further matters to discuss or deliberate, the meeting was closed and the minutes of this meeting were transcribed, read and approved by all the undersigned board members present. aa) Paulo Guilherme Aguiar Cunha – Chairman; Lucio de Castro Andrade Filho – Vice-President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Olavo Egydio Monteiro de Carvalho; Renato Ochman; Nildemar Secches; Luiz Carlos Teixeira – Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 9, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Board Minutes)